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Exhibit 3.1

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

ZOGENIX, INC.

        Zogenix, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

        A.    That the name of the Corporation is Zogenix, Inc. The Corporation, which was originally known as SJ2 Therapeutics, Inc., originally filed its Certificate of Incorporation with the Secretary of State of the State of Delaware on May 11, 2006.

        B.    This Third Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and restates, integrates and further amends the provisions of the Corporation's Amended and Restated Certificate of Incorporation, as amended by that certain Certificate of Amendment to Amended and Restated Certificate of Incorporation dated as of September 6, 2007 (the "Amended and Restated Certificate of Incorporation").

        C.    This Third Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

        D.    The text of the Amended and Restated Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

        IN WITNESS WHEREOF, Zogenix, Inc. has caused this Third Amended and Restated Certificate of Incorporation to be signed by David W. Nassif, a duly authorized officer of the Corporation, on December 13, 2007.

/s/ DAVID W. NASSIF David W. Nassif Executive Vice President, Chief Financial Officer and Secretary

EXHIBIT A

ARTICLE I

        The name of the Corporation is Zogenix, Inc.

ARTICLE II

        The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE III

        The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, 19801. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE IV

        Effective immediately upon the filing of this Third Amended and Restated Certificate of Incorporation, each issued and outstanding share of Series A Preferred Stock of the Corporation shall automatically and without any further action on the part of the holder thereof be reclassified into one (1) share of Series A-1 Preferred Stock (as defined below). After such reclassification, the Company shall no longer be authorized to issue shares of Series A Preferred Stock. All references to "shares" or to "Series A-1 Preferred" in this Third Amended and Restated Certificate of Incorporation reflect the Company's capital stock as existing after such reclassification.

        The Corporation is authorized to issue two classes of stock designated "Common Stock" and "Preferred Stock." The Preferred Stock shall consist of three series designated "Series A-1 Preferred Stock," "Series A-2 Preferred Stock" and "Series A-3 Preferred Stock."

        The number of shares of Common Stock which this Corporation is authorized to issue is One Hundred Eleven Million (111,000,000). The number of shares of Preferred Stock which this Corporation is authorized to issue is Eighty Three Million (83,000,000), of which Sixty Nine Million (69,000,000) shares shall be designated Series A-1 Preferred Stock, Ten Million (10,000,000) shares shall be designated Series A-2 Preferred Stock and Four Million (4,000,000) shares shall be designated Series A-3 Preferred Stock.

        All shares of Common Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock shall have a par value of $0.001 per share.

        The rights, preferences, privileges and restrictions granted to or imposed upon the respective classes and series of shares of capital or the holders thereof are set forth below in Article V.

ARTICLE V

        The terms and provisions of the Common Stock and Preferred Stock are as follows:

        1.    Definitions.    For purposes of this ARTICLE V, the following definitions shall apply:

          (a)   "Conversion Price" shall mean $1.00 per share for the Series A-1 Preferred Stock, $1.10 per share for the Series A-2 Preferred Stock and $1.25 per share for the Series A-3 Preferred Stock (each such amount subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

          (b)   "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

          (c)   "Corporation" shall mean Zogenix, Inc.

          (d)   "Distribution" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the holders of Preferred Stock of the Corporation.

          (e)   "Dividend Rate" shall mean an annual rate of $0.08 per share for the Series A-1 Preferred Stock, $0.088 per share for the Series A-2 Preferred Stock and $0.10 per share for the Series A-3 Preferred Stock (each such amount subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

          (f)    "Liquidation Preference" shall mean $1.00 per share for the Series A-1 Preferred Stock, $1.10 per share for the Series A-2 Preferred Stock and $1.25 per share for the Series A-3 Preferred Stock (each such amount subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

          (g)   "Options" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

          (h)   "Original Issue Price" shall mean $1.00 per share for the Series A-1 Preferred Stock, $1.10 per share for the Series A-2 Preferred Stock and $1.25 per share for the Series A-3 Preferred Stock (each such amount subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

          (i)    "Preferred Stock" shall mean the Series A-1 Preferred Stock, the Series A-2 Preferred Stock and the Series A-3 Preferred Stock.

          (j)    "Qualifying IPO" shall mean a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "Securities Act"), covering the offer and sale of the Corporation's Common Stock, provided that the offering price per share is not less than $3.00 (as adjusted for Recapitalizations) and the aggregate gross proceeds to the Corporation are not less than $40,000,000.

          (k)   "Recapitalization" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

        2.    Dividends.

            (a)    Preferred Stock.    In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified for such shares of Preferred Stock payable in preference and priority to any declaration or payment of any Distribution on Common Stock of the Corporation in such calendar year. No Distributions shall be made with respect to the Common Stock unless dividends on the Preferred Stock have been declared in accordance with the preferences stated herein and all declared dividends on the Preferred Stock have been paid or set aside for payment to the Preferred Stock holders. The right to receive dividends on shares of Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.

    Payment of any dividends to the holders of Preferred Stock shall be on a pro rata, pari passu basis in proportion to the Dividend Rates for each series of Preferred Stock.

            (b)    Common Stock.    Dividends may be paid on the Common Stock when, as and if declared by the Board of Directors, subject to the prior dividend rights of the Preferred Stock and to Section 6 below.

            (c)    Non-Cash Distributions.    Whenever a Distribution provided for in this Section 2 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

            (d)    Consent to Certain Distributions.    As authorized by Section 402.5(c) of the California Corporations Code, if Section 502 or Section 503 of the California Corporations Code is applicable to a payment made by the Corporation then such applicable section or sections shall not apply if such payment is a payment made by the Corporation in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

        3.    Liquidation Rights.

            (a)    Liquidation Preference.    In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of each share of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock shall be entitled to receive on a pari passu basis, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Preferred Stock. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a).

            (b)    Remaining Assets.    After the payment to the holders of Preferred Stock of the full preferential amounts specified above, the entire remaining assets of the Corporation legally available for distribution by the Corporation shall be distributed with equal priority and pro rata among the holders of the Preferred Stock and Common Stock in proportion to the number of shares of Common Stock held by them, with the shares of Preferred Stock being treated for this purpose as if they had been converted to shares of Common Stock at the then applicable Conversion Rate.

        Notwithstanding the foregoing, the aggregate distributions made pursuant to one or more subsections of this Section 3 with respect to any share of Preferred Stock shall not exceed an amount equal to two and one half (2.5) times the applicable Liquidation Preference for that share of Preferred Stock plus any declared but unpaid dividends.

        Notwithstanding the above subsections (3)(a) and (3)(b), for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Distribution, each such holder of shares of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Distribution if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

            (c)    Shares not Treated as Both Preferred Stock and Common Stock in any Distribution.    Shares of Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first foregoing participation in the Distribution, or series of Distributions, as shares of Preferred Stock.

            (d)    Reorganization.    For purposes of this Section 3, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of shares in the Corporation held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

            (e)    Valuation of Non-Cash Consideration.    If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, except that any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

              (i)    If the securities are then traded on a national securities exchange or a national quotation system, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange or system over the ten (10) trading day period ending five (5) trading days prior to the Distribution; and

              (ii)   if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

        The foregoing methods for valuing non-cash consideration to be distributed in connection with a Distribution shall, upon approval by the stockholders of the definitive agreements governing a Distribution, be superseded by any determination of such value set forth in the definitive agreements governing such Distribution.

        In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

        For the purposes of this subsection 3(e), "trading day" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "closing prices" or "closing bid prices" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or the Nasdaq Global Market, the last reported sale price at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

        4.    Conversion.    The holders of the Preferred Stock shall have conversion rights as follows:

            (a)    Right to Convert.    Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "Conversion Rate" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in this Section 4, the Conversion Rate for such series shall be appropriately increased or decreased.

            (b)    Automatic Conversion.    Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a Qualifying IPO or (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of 67% of the Preferred Stock then outstanding, or, if later, the effective date for conversion specified in such request (each of the events referred to in (i) and (ii) are referred to herein as an "Automatic Conversion Event").

            (c)    Special Mandatory Conversion.    In the event that a holder of Series A-1 Preferred Stock (a "Series A-1 Non Participating Holder") does not purchase (or cause an affiliate to purchase), to the extent bound by the Series A Preferred Stock Purchase Agreement entered into between the Corporation and the investors named therein on August 25, 2006 (as amended from time to time, the "Series A Purchase Agreement") to purchase in the Third Closing, as such term is defined in the Series A Purchase Agreement, all and not less than all of the number of shares of Series A Preferred Stock required to be purchased at the Third Closing, then effective upon such Third Closing, all of such holder's shares of Series A-1 Preferred Stock shall automatically and without further action on the part of such holder be converted on a two-for-one basis into shares of Common Stock, whereby each one share of Series A-1 Preferred Stock held by such Series A-1 Non Participating Holder shall be converted into one-half of one share of Common Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein) (a "Series A-1 Mandatory Conversion Event"). In the event that a holder of Series A-2 Preferred Stock (a "Series A-2 Non Participating Holder") does not purchase (or cause an affiliate to purchase), to the extent bound by the Series A-2 and Series A-3 Preferred Stock Purchase Agreement entered into between the Corporation and the investors named therein on December 13, 2007 (as amended from time to time, the "Series A-2/A-3 Purchase Agreement") to purchase in the Drawdown Closing, as such term is defined in the Series A-2/A-3 Purchase Agreement, all and not less than all of the number of shares of Series A-3 Preferred Stock required to be purchased in the Drawdown Closing, then effective upon such Drawdown Closing, all of such holder's shares of Series A-2 Preferred Stock shall automatically and without further action on the part of such holder be converted on a two-for-one basis into shares of Common Stock, whereby each one share of Series A-2 Preferred Stock held by such Series A-2 Non Participating Holder shall be converted into one-half of one share of Common Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein) (together with the Series A-1 Mandatory Conversion Event, a "Mandatory Conversion Event").

            (d)    Mechanics of Conversion.    No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, he shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that he elects to convert the same; provided, however, that on the date of an Automatic Conversion Event or a Mandatory Conversion Event, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided further, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event or Mandatory Conversion Event unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event or a Mandatory Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

        The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any declared and unpaid dividends on the converted Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a merger, sale, financing, or liquidation of the Corporation or other event, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

            (e)    Adjustments to Conversion Price for Diluting Issues.

              (i)    Special Definition.    For purposes of this paragraph 4(e), "Additional Shares of Common" shall mean all shares of Common Stock issued (or, pursuant to paragraph 4(e)(iii), deemed to be issued) by the Corporation after the filing of this Third Amended and Restated Certificate of Incorporation, other than issuances or deemed issuances of:

                (1)   shares of Common Stock issued or issuable to officers, directors and employees of, or consultants to, the Corporation pursuant to stock grants, option plans, purchase plans or other employee stock incentive programs or arrangements approved by the Board of Directors, or upon exercise of options or warrants granted to such parties pursuant to any such plan or arrangement;

                (2)   shares of Common Stock issued upon the exercise or conversion of Options or Convertible Securities outstanding as of the date of the filing of this Third Amended and Restated Certificate of Incorporation;

                (3)   shares of Common Stock issued or issuable as a dividend or distribution on Preferred Stock or pursuant to any event for which adjustment is made pursuant to paragraph 4(f), 4(g) or 4(h) hereof;

                (4)   shares of Common Stock issued in a registered public offering under the Securities Act;

                (5)   shares of Common Stock issued or issuable pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors;

                (6)   shares of Common Stock issued or issuable to banks, equipment lessors or other financial institutions pursuant to a credit agreement, debt financing, or commercial leasing transaction approved by the Board of Directors; and

                (7)   shares of Common Stock issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing, supply agreements or other similar agreements approved by the Board of Directors.

              (ii)    No Adjustment of Conversion Price.    No adjustment in the Conversion Price of a particular series of Preferred Stock shall be made in respect of the issuance of Additional Shares of Common unless the consideration per share (as determined pursuant to paragraph 4(e)(v)) for an Additional Share of Common issued or deemed to be issued by the Corporation is less than the Conversion Price in effect on the date of, and immediately prior to such issue, for such series of Preferred Stock.

              (iii)    Deemed Issue of Additional Shares of Common.    In the event the Corporation at any time or from time to time after the date of the filing of this Third Amended and Restated Certificate of Incorporation shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which shares are deemed to be issued:

                (1)   no further adjustment in the Conversion Price of any series of Preferred Stock shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock in connection with the exercise of such Options or conversion or exchange of such Convertible Securities;

                (2)   if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as this Section 4(e) or pursuant to Recapitalization provisions of such Options or Convertible Securities such as Sections 4(f), 4(g) and 4(h) hereof), the Conversion Price of each series of Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

                (3)   no readjustment pursuant to clause (2) above shall have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount above the Conversion Price that would have resulted from any other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;

                (4)   upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price of each Series of Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

                  (a)   in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of such exercised Options plus the consideration actually received by the Corporation upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and

                  (b)   in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the Corporation for the issue of such exercised Options, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 4(e)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

                (5)   if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this paragraph 4(e)(iii) as of the actual date of their issuance.

              (iv)    Adjustment of Conversion Price Upon Issuance of Additional Shares of Common.    In the event this Corporation shall issue Additional Shares of Common (including Additional Shares of Common deemed to be issued pursuant to paragraph 4(e)(iii)) without consideration or for a consideration per share less than the applicable Conversion Price of a series of Preferred Stock in effect on the date of and immediately prior to such issue, then, the Conversion Price of the affected series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest tenth of a cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common so issued would purchase at such Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common so issued. Notwithstanding the foregoing, the Conversion Price shall not be reduced at such time if the amount of such reduction would be less than $0.001, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.001 or more in the aggregate. For the purposes of this Subsection 4(e)(iv), all shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock and the exercise and/or conversion of any other outstanding Convertible Securities and all outstanding Options shall be deemed to be outstanding.

              (v)    Determination of Consideration.    For purposes of this subsection 4(e), the consideration received by the Corporation for the issue (or deemed issue) of any Additional Shares of Common shall be computed as follows:

                (1)   Cash and Property.    Such consideration shall:

                  (a)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

                  (b)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

                  (c)   in the event Additional Shares of Common are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board of Directors.

                (2)   Options and Convertible Securities.    The consideration per share received by the Corporation for Additional Shares of Common deemed to have been issued pursuant to paragraph 4(e)(iii) shall be determined by dividing

                  (x)   the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

                  (y)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

            (f)    Adjustments for Subdivisions o Combinations of Common Stock.    In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

            (g)    Adjustments for Subdivisions or Combinations of Preferred Stock.    In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

            (h)    Adjustments for Reclassification, Exchange and Substitution.    Subject to Section 3 above ("Liquidation Rights"), if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

            (i)    Certificate as to Adjustments.    Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

            (j)    Waiver of Adjustment of Conversion Price.    Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived by the consent or vote of the holders of the majority of the outstanding shares of such series either before or after the issuance causing the adjustment.

            (k)    Reservation of Stock Issuable Upon Conversion.    The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

            (l)    Notices of Record Date.    In the event of any taking by this corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, this corporation shall mail to each holder of Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution, and the amount and character of such dividend or distribution.

        5.    Voting.

            (a)    Restricted Class Voting.    Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

            (b)    No Series Voting.    Other than as provided herein or required by law, there shall be no series voting.

            (c)    Preferred Stock.    Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

            (d)    Election of Directors.    The Board of Directors shall consist of seven (7) members. So long as at least 6,000,000 shares (as adjusted for Recapitalizations) of Preferred Stock remain outstanding, the holders of Preferred Stock, with the Series A-1 Preferred Stock, the Series A-2 Preferred Stock and the Series A-3 Preferred Stock voting together as a single class, shall be entitled to elect four (4) members of the Corporation's Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors. The holders of Common Stock, voting as a separate class, shall be entitled to elect one (1) member of the Corporation's Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors. Any additional members of the Corporation's Board of Directors shall be elected by the holders of Common Stock and Preferred Stock, voting together as a single class. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Third Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board's action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of the Corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by a unanimous vote of the holders of that class or series of stock represented at the meeting or pursuant to written consent.

            (e)    Common Stock.    Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of this corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law

        6.    Amendments and Changes.    As long as 6,000,000 shares of the Preferred Stock shall be issued and outstanding (as adjusted for Recapitalizations), the Corporation shall not (by amendment, merger, consolidation or otherwise), without first obtaining the approval (by vote or written consent as provided by law) of the holders of more than 67% of the outstanding shares of the Preferred Stock, with the Series A-1 Preferred Stock, the Series A-2 Preferred Stock and the Series A-3 Preferred Stock voting together as a single class:

          (a)   amend, alter or repeal any provision of the Certificate of Incorporation or bylaws of the Corporation if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Preferred Stock or any series thereof;

          (b)   increase or decrease (other than for decreases resulting from conversion of the Preferred Stock) the authorized number of shares of Common Stock or Preferred Stock or any series thereof;

          (c)   authorize or create (by reclassification or otherwise) any new class or series of equity security having rights, preferences, privileges or powers senior to or on a parity with any series of Preferred Stock;

          (d)   consummate a merger, acquisition or sale of substantially all of the assets of the Corporation or any of its subsidiaries (other than a merger exclusively to effect a change of domicile of the Corporation);

          (e)   enter into any transaction or series of related transactions deemed to be a liquidation, dissolution or winding up of the Corporation pursuant to Section 3(d) above;

          (f)    declare or pay any Distribution with respect to the Common Stock or Preferred Stock of the Corporation;

          (g)   increase or decrease the number of authorized directors constituting the Board of Directors;

          (h)   increase the number of shares authorized for issuance under any existing or hereinafter created stock or option plan;

          (i)    take any action which would result in the taxation of the holders of Preferred Stock under Section 305 of the Internal Revenue Code; or

          (j)    amend this Section 6.

        7.    Reissuance of Preferred Stock.    In the event that any shares of Preferred Stock shall be converted pursuant to Section 4, or otherwise repurchased by the Corporation, the shares so converted or repurchased shall be cancelled and shall not be issuable by this Corporation.

ARTICLE VI

        The Corporation is to have perpetual existence.

ARTICLE VII

        Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

        Unless otherwise set forth herein, the number of directors which constitute the Board of Directors of the Corporation shall be designated in the Bylaws of the Corporation.

ARTICLE IX

        In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE X

        1.     To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

        2.     The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred by such person in connection with any such Proceeding.

        3.     Neither any amendment nor repeal of this ARTICLE X, nor the adoption of any provision of this Corporation's Certificate of Incorporation inconsistent with this ARTICLE X, shall eliminate or reduce the effect of this ARTICLE X, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE X, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE XI

        Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE XII

        This corporation reserves the right to amend, alter, change or repeal any provision contained in this Third Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

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  Exhibit 3.1
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ZOGENIX, INC.
EXHIBIT A